SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                               (Amendment No. 20)*

                    Under the Securities Exchange Act of 1934


                           TITANIUM METALS CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   888339 10 8
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 16, 2004
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  888339 10 8

     1       NAMES OF REPORTING PERSONS
             AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Tremont LLC

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC and AF

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,261,850
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,261,850

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,261,850

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      39.7%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      OO

CUSIP No.  888339 10 8

     1       NAMES OF REPORTING PERSONS
             AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Valhi, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,299,018
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,299,018

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,299,018

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      40.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1       NAMES OF REPORTING PERSONS
             AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,299,018
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,299,018

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,299,018

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      40.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1       NAMES OF REPORTING PERSONS
             AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,299,018
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,299,018

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,299,018

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      40.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1       NAMES OF REPORTING PERSONS
             AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,299,018
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,299,018

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,299,018

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      40.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1       NAMES OF REPORTING PERSONS
             AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,299,018
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,299,018

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,299,018

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      40.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1       NAMES OF REPORTING PERSONS
             AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,299,018
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,299,018

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,299,018

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      40.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1       NAMES OF REPORTING PERSONS
             AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,299,018
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,299,018

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,299,018

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      40.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1       NAMES OF REPORTING PERSONS
             AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,299,018
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,299,018

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,299,018

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      40.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1       NAMES OF REPORTING PERSONS
             AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Harold Simmons Foundation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,299,018
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,299,018

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,299,018

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      40.8%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  888339 10 8

     1       NAMES OF REPORTING PERSONS
             AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      The Combined Master Retirement Trust

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,656,030
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,656,030

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,656,030

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      52.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      EP

CUSIP No.  888339 10 8

     1       NAMES OF REPORTING PERSONS
             AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Annette C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      PF

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                        214,240
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                           -0-
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                         214,240

                               10     SHARED DISPOSITIVE POWER

                                                            -0-

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      214,240

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.3%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

CUSIP No.  888339 10 8

     1       NAMES OF REPORTING PERSONS
             AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY)

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [ X ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                            -0-
        NUMBER OF
          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     1,870,270
           EACH
        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON
           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                      1,870,270

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      -0-

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

                                AMENDMENT NO. 20
                                 TO SCHEDULE 13D

     This amended statement on Schedule 13D (collectively, this "Statement") relates to the common stock, $0.01 par value per share (the "Shares"), of Titanium Metals Corporation, a Delaware corporation (the "Company"). Items 2, 3, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.

Item 2.  Identity and Background.

     Item 2 is amended as follows:

     (a)  The   following   entities  or  person  are  filing   this   Statement
(collectively, the "Reporting Persons"):

          (i) Tremont LLC and The Combined Master Retirement Trust (the "CMRT") as direct holders of Shares;

          (ii) Valhi, Inc. ("Valhi") as the direct holder of Shares and of Beneficial Unsecured Convertible Securities of the TIMET Capital Trust 1 (the "BUCS") that are convertible into Shares and by virtue of Valhi's direct holding of 100% of the outstanding membership interests of Tremont LLC;

          (iii) Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran") and the Harold Simmons Foundation, Inc. (the "Foundation") by virtue of their direct and indirect ownership of securities of Tremont LLC (as described below in this Statement);

          (iv) Harold C. Simmons by virtue of his positions with Contran and certain of the other entities (as described in this Statement); and

          (v) Annette C. Simmons, Harold C. Simmons's spouse, by virtue of her direct ownership of BUCS.

By signing this Statement, each Reporting Person agrees that this Statement is filed on its, his or her behalf.

     Tremont LLC, the CMRT and Valhi are the direct holders of approximately 39.7%, 11.2% and 1.1%, respectively, of the 3,180,002 Shares outstanding as of July 6, 2004 according to the Company's Proxy Statement dated July 7, 2004 (the "Outstanding Shares"). Tremont LLC may be deemed to control the Company.

     Valhi also directly holds 14,700 BUCS that are convertible into 1,968 Shares, or approximately 0.1% of the outstanding Shares assuming the full conversion of only the BUCS Valhi directly holds.

     Harold  C.  Simmons'   spouse   directly  holds  1,600,000  BUCS  that  are
convertible into 214,240 Shares, or approximately 6.3% of the outstanding Shares assuming the full conversion of only the BUCS she directly holds.

     Valhi is the direct holder of 100% of the outstanding membership interests of Tremont LLC and may be deemed to control Tremont LLC. VGI, National, Contran, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 77.6%, 9.1%, 3.2%, 0.9%, 0.4% and 0.1%, respectively, of the common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

     The CMRT directly holds approximately 11.2% of the Outstanding Shares and 0.1% of the outstanding shares of Valhi common stock. Valhi established the CMRT as a trust to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. He is a participant in one or more of the employee benefit plans that invest through the CMRT.

     The Foundation directly holds approximately 0.9% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

     The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2,
(ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

     Valmont Insurance Company ("Valmont"), NL Industries, Inc. ("NL") and a subsidiary of NL directly own 1,000,000 shares, 3,522,967 shares and 1,186,200 shares, respectively, of Valhi common stock. Valhi is the direct holder of 100% of the outstanding shares of Valmont common stock and may be deemed to control Valmont. Valhi, Tremont LLC and a subsidiary of the Company are the direct holders of approximately 62.3%, 21.1% and 0.5%, respectively, of the outstanding shares of NL common stock and together may be deemed to control NL. Valhi is the sole member of Tremont LLC and may be deemed to control Tremont LLC. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont, NL and the subsidiary of NL own as treasury stock for voting purposes and for the purposes of this Statement such shares are not deemed outstanding.

     Mr. Harold C. Simmons is chairman of the board of Tremont LLC, NL, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran.

     By virtue of the offices held, the stock ownership and his services as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

     Harold C. Simmons' spouse is the direct owner of 43,400 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

     Harold C. Simmons is the direct owner of 3,383 shares of Valhi common stock.

     A trust of which Harold C. Simmons and his spouse are co-trustees and the beneficiaries of which are the grandchildren of his spouse is the direct holder of 40,000 shares of Valhi common stock. Each of Mr. Simmons and his spouse disclaims beneficial ownership of these shares.

     (b) The business address of Harold C. Simmons' spouse is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697.

     (c) Harold C. Simmons' spouse is a private investor.

     (d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Harold C. Simmons' spouse is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is amended to add the following:

     The total amount of funds (including commissions) the CMRT used to acquire the Shares it purchased as reported in Item 5(c) was $8,879,314.00. Such funds were provided by the CMRT's cash on hand.

     On February 20, 2004, Harold C. Simmons' spouse purchased 1,600,000 BUCS from Contran in a private transaction for an aggregate purchase price of $19.5 million, which purchase price was paid in the form of the reduction in full of approximately $19.1 million of principal of, and interest on, certain indebtedness that Contran owed her and her payment of approximately $0.4 million in cash to Contran from her personal funds.

     Except as otherwise previously disclosed under this Item 3, the Reporting Persons understand that the funds used by each person named in Schedule B to this Statement to acquire Shares were from such person's personal funds.

Item 4.  Purpose of Transaction

     No change to Item 4 except for the addition of the following:

     The CMRT purchased the Shares reported in Item 5(c) for investment purposes.

     Harold C. Simmons' spouse purchased BUCS for investment purposes.

     Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Company's securities in the market, availability of funds, alternative uses of funds, the Reporting Persons' tax planning objectives and cash needs, stock market and general economic conditions), any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time purchase Company securities, and any of the Reporting Persons, or other entities or persons that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of Company securities held by such entity or person, or cease buying or selling Company securities. Any such additional purchases or sales of Company securities may be in open market or privately negotiated transactions or otherwise.

     As described under Item 2, Harold C. Simmons, through Contran, may be deemed to control the Company.

     The information included in Item 6 of this Statement is incorporated herein by reference.

     The Reporting Persons understand that prior purchases of the Company's equity securities by each of the persons named in Schedule B to this Statement were made for such person's personal investment.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is amended as follows:

     No change except for the addition of the following:

     (a) Tremont LLC, the CMRT and Valhi are the direct holders of 1,261,850 Shares, 357,012 Shares and 35,200 Shares. Harold C. Simmons' spouse and Valhi are the direct holders of 1,600,000 BUCS and 14,700 BUCS, respectively, which are convertible into 214,240 Shares and 1,968 Shares, respectively.

     By virtue of the relationships described under Item 2 of this Statement:

          (1) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran and the Foundation may each be deemed to be the beneficial owner of the 1,297,050 Shares that Tremont LLC and Valhi hold directly and the 1,968 Shares Valhi may acquire upon conversion of the 14,700 BUCS that Valhi holds directly (in the aggregate 1,299,018 Shares, or approximately 40.8% of the outstanding Shares assuming the full conversion of only Valhi's
     BUCS);

          (2) The CMRT may be deemed to be the beneficial owner of the 1,654,062 Shares that Tremont LLC, the CMRT and Valhi hold directly and the 1,968 Shares Valhi may acquire upon conversion of the 14,700 BUCS that Valhi holds directly (in the aggregate 1,656,030 Shares, or approximately 52.0% of the outstanding Shares assuming the full conversion of only Valhi's
     BUCS);

          (3) Harold C. Simmons may be deemed to be the beneficial owner of the 1,654,062 Shares that Tremont LLC, the CMRT and Valhi hold directly and the 216,208 Shares his spouse and Valhi may acquire upon conversion of the 1,614,700 BUCS that his spouse and Valhi hold directly (in the aggregate 1,870,270 Shares, or approximately 55.1% of the outstanding Shares assuming the full conversion of only the BUCS his spouse and Valhi directly hold); and

          (4) Harold C. Simmons' spouse may be deemed to be the beneficial owner of the 214,240 Shares she may acquire upon conversion of the 1,600,000 BUCS that she holds directly (approximately 6.3% of the outstanding Shares assuming the full conversion of only the BUCS she directly holds).

     Mr. Simmons disclaims beneficial ownership of all Company securities.

     (b) By virtue of the relationships described in Item 2:

          (1) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran and the Foundation may each be deemed to share the power to vote and direct the disposition of the 1,297,050 Shares that Tremont LLC and Valhi hold directly and the 1,968 Shares Valhi may acquire upon conversion of the 14,700 BUCS that Valhi holds directly (in the aggregate 1,299,018 Shares, or approximately 40.8% of the outstanding Shares assuming the full conversion of only Valhi's BUCS);

          (2) The CMRT may be deemed to share the power to vote and direct the disposition of the 1,654,062 Shares that Tremont LLC, the CMRT and Valhi, hold directly and the 1,968 Shares Valhi may acquire upon conversion of the 14,700 BUCS that Valhi holds directly (in the aggregate 1,656,030 Shares, or approximately 52.0% of the outstanding Shares assuming the full conversion of only Valhi's BUCS);

          (3) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 1,654,062 Shares that Tremont LLC, the CMRT and Valhi hold directly and the 216,208 Shares his spouse and Valhi may acquire upon conversion of the 1,614,700 BUCS that his spouse and Valhi hold directly (in the aggregate 1,870,270 Shares, or approximately 55.1% of the outstanding Shares assuming the full conversion of only the BUCS his spouse and Valhi directly hold); and

          (4) Harold C. Simmons' spouse may be deemed to share the power to vote and direct the disposition of the 214,240 Shares she may acquire upon conversion of the 1,600,000 BUCS that she holds directly (approximately 6.3% of the outstanding Shares assuming the full conversion of only the BUCS she directly holds).

     (c) The CMRT is the only Reporting Person to have transactions in the Shares during the past 60 days. The CMRT executed the following transactions in Shares on the New York Stock Exchange.

                                Number of        Approximate Price Per Share ($)
             Date                 Shares            (exclusive of commissions)
         ------------         -------------      -------------------------------
           07/07/04                   300                    $96.69
           07/07/04                 2,700                    $97.00
           07/07/04                   600                    $97.20
           07/07/04                 1,400                    $97.50
           07/07/04                 1,000                    $97.75
           07/07/04                   100                    $97.77
           07/07/04                 3,900                    $98.00
           07/07/04                   800                    $98.50
           07/08/04                   100                    $98.24
           07/08/04                 2,400                    $98.25
           07/08/04                   200                    $98.29
           07/08/04                   100                    $98.30
           07/08/04                   100                    $98.31
           07/08/04                 1,000                    $98.36
           07/08/04                   100                    $98.40
           07/08/04                   300                    $98.45
           07/08/04                   200                    $98.48
           07/08/04                 2,800                    $98.50
           07/08/04                   600                    $98.69
           07/08/04                   500                    $98.70
           07/08/04                 2,000                    $98.73

                                Number of        Approximate Price Per Share ($)
             Date                 Shares            (exclusive of commissions)
         ------------         -------------      -------------------------------
           07/08/04                   200                    $98.74
           07/08/04                13,700                    $98.75
           07/09/04                 8,000                    $98.75
           07/09/04                   200                    $98.73
           07/09/04                 4,000                    $98.50
           07/09/04                 2,000                    $98.25
           07/09/04                   900                    $98.23
           07/09/04                 1,100                    $98.15
           07/12/04                 2,000                    $97.50
           07/12/04                 2,000                    $98.00
           07/12/04                   100                    $98.75
           07/12/04                   100                    $99.00
           07/12/04                 1,800                    $99.25
           07/13/04                   400                    $97.50
           07/16/04                 3,200                    $98.74
           07/16/04                   100                    $98.75
           07/16/04                 1,300                    $98.98
           07/16/04                   900                    $98.99
           07/16/04                 4,500                    $99.00
           07/20/04                 1,000                    $99.50
           07/21/04                 2,000                    $99.50
           07/22/04                 2,000                    $98.00
           07/22/04                 2,000                    $99.00
           07/23/04                   100                    $97.90
           07/23/04                   900                    $98.00
           07/23/04                   500                    $99.00
           07/23/04                 1,500                    $99.50
           07/23/04                   200                    $99.59
           07/23/04                   800                    $99.99
           07/26/04                 2,000                    $99.50
           07/26/04                 2,000                    $98.50
           07/26/04                 2,000                    $98.00
           07/26/04                 2,000                    $97.00
           07/26/04                 2,000                    $96.00
           07/26/04                 1,500                    $95.00

     (d) Each of Tremont LLC, the CMRT, Harold C. Simmons' spouse and Valhi has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Company securities held by such entity or person.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is amended as follows:

     The information included in Items 3 and 4 of this Statement is hereby incorporated herein by reference.

     Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     Item 7 is amended and restated in its entirety as follows:

Exhibit 1      Agreement  and  Plan  of  Merger  dated  November  4,  2002 among
               Valhi, Inc., Valhi Acquisition Corp. and Tremont Corporation,  as
               amended   (incorporated   by  reference  to  Appendix  A  to  the
               Registration Statement on Form S-4 (Reg. No. 333-101244) filed by
               Valhi,  Inc.  with the  Securities  and  Exchange  Commission  on
               November 15, 2002).

Exhibit 2      Agreement and Plan of Merger dated as of  November 4, 2002  among
               Valhi,  Inc.,  Tremont Group, Inc. and Valhi Acquisition Corp. II
               (incorporated  by  reference  to  Exhibit  10.3 to the  Quarterly
               Report  on Form  10-Q  of  Valhi,  Inc.  for  the  quarter  ended
               September 30, 2002).

Exhibit 3 Schedule TO dated as of May 5, 2003 filed by Valhi, Inc. with the Securities and Exchange Commission (incorporated by reference to the Schedule TO dated as of May 5, 2003 filed by Valhi, Inc.
               with the Securities and Exchange Commission).

Exhibit 4      Amendment  No. 1 to Schedule TO dated as of May 16, 2003 filed by
               Valhi,   Inc.  with  the  Securities   and  Exchange   Commission
               (incorporated  by reference to Amendment No. 1 to the Schedule TO dated as of May 16, 2003 filed by Valhi, Inc. with the Securities and Exchange Commission).

Exhibit 5      Amendment  No. 2 to Schedule TO dated as of May 23, 2003 filed by
               Valhi,   Inc.  with  the  Securities   and  Exchange   Commission
               (incorporated  by reference to Amendment No. 2 to the Schedule TO dated as of May 23, 2003 filed by Valhi, Inc. with the Securities and Exchange Commission).

Exhibit 6      Amendment  No. 3 to Schedule TO dated as of June 3, 2003 filed by
               Valhi,   Inc.  with  the  Securities   and  Exchange   Commission
               (incorporated  by reference to Amendment No. 3 to the Schedule TO dated as of June 3, 2003 filed by Valhi, Inc. with the Securities and Exchange Commission).

Exhibit 7*     Power  of  Attorney  dated  July 26, 2004 executed by  Annette C.
               Simmons.

-----------
*  Filed herewith.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 26, 2004




                                             /s/ Harold C. Simmons
                                             --------------------------
                                             Harold C. Simmons
                                             Signing in the
                                             capacities listed on
                                             Schedule "A" attached
                                             hereto and
                                             incorporated herein by
                                             reference.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 26, 2004




                                             /s/ Steven L. Watson
                                             --------------------------
                                             Steven L. Watson
                                             Signing in the
                                             capacities listed on
                                             Schedule "A" attached
                                             hereto and
                                             incorporated herein by
                                             reference.

                                   SCHEDULE A


HAROLD C. SIMMONS, in his individual capacity, as trustee for THE COMBINED MASTER RETIREMENT TRUST and as attorney-in-fact for ANNETTE C. SIMMONS


STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
TREMONT LLC
VALHI GROUP, INC.
VALHI, INC.

                                   Schedule B

     Schedule B is hereby amended and restated as follows:

     The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), the Harold Simmons Foundation, Inc. (the "Foundation"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Valhi Group, Inc. ("VGI") and Valhi, Inc. ("Valhi") and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

         Name                          Present Principal Occupation
-------------------------     --------------------------------------------------
Eugene K. Anderson            Vice  president of  Contran, Dixie  Holding, Dixie
                              Rice,  National,  NOA,  Southwest,  Tremont LLC, a
                              wholly owned limited  liability  company of Valhi,
                              Valhi and VGI; and treasurer of the Foundation.

Thomas E. Barry (1)           Vice   president    for    executive   affairs  at
                              Southern  Methodist  University  and  professor of
                              marketing  in the Edwin L. Cox School of  Business
                              at Southern Methodist  University;  and a director
                              of Valhi.

Norman S. Edelcup (2)         Senior  vice   president  business  development of
                              Florida  Savings  Bancorp;  mayor of  Sunny  Isles
                              Beach, Florida;  director of Valhi; and trustee of
                              the Baron Funds, a mutual fund group.

Lisa Simmons Epstein          Director and president of the Foundation.

         Name                          Present Principal Occupation
-------------------------     --------------------------------------------------
Robert D. Graham              Vice  president  of Contran, Dixie  Holding, Dixie
                              Rice,  National,  NOA, Southwest,  Titanium Metals
                              Corporation  (the  "Company"),  Tremont LLC, Valhi
                              and VGI; and vice  president,  general counsel and
                              secretary  of  Kronos  Worldwide,   Inc.  ("Kronos
                              Worldwide") and NL Industries,  Inc. ("NL"),  both
                              affiliates of Valhi.

J. Mark Hollingsworth         Vice  president  and  general  counsel of Contran,
                              Dixie   Holding,   Dixie  Rice,   National,   NOA,
                              Southwest,  Tremont  LLC,  Valhi and VGI;  general
                              counsel  of the  Foundation;  general  counsel  of
                              CompX  International  Inc.,  an affiliate of Valhi
                              ("CompX");  trust  counsel of The Combined  Master
                              Retirement  Trust,  a trust Valhi formed to permit
                              the collective  investment by trusts that maintain
                              the assets of certain employee benefit plans Valhi
                              and  related  companies  adopt (the  "CMRT");  and
                              acting  general  counsel of Keystone  Consolidated
                              Industries,  Inc.  ("Keystone"),  an  affiliate of
                              Contran.

Keith A. Johnson              Controller of the Foundation.

William J. Lindquist          Director and  senior  vice  president of  Contran,
                              Dixie Holding, National, NOA, Tremont LLC and VGI;
                              senior vice  president  of Dixie Rice,  Southwest,
                              Tremont LLC and Valhi.

A. Andrew R. Louis            Secretary of Contran, CompX, Dixie Holding,  Dixie
                              Rice, National, NOA, Southwest, Tremont LLC, Valhi
                              and VGI.

         Name                          Present Principal Occupation
-------------------------     --------------------------------------------------
Kelly D. Luttmer              Tax director  of Contran,  CompX,  Dixie  Holding,
                              Dixie Rice, Kronos Worldwide,  National,  NL, NOA,
                              Southwest, Tremont LLC, Valhi and VGI.

Andrew McCollam, Jr. (3)      President  and  director  of  Southwest;  director
                              of Dixie Rice; and a private investor.

W. Hayden McIlroy (4)         Private investor  primarily in real  estate; and a
                              director   of  Valhi,   Med   Images,   a  medical
                              information  company,  and Cadco Systems,  Inc., a
                              manufacturer of emergency alert systems.

Harold M. Mire (5)            Vice president of Dixie Rice and Southwest.

Bobby D. O'Brien              Vice  president,  treasurer  and director of Dixie
                              Holding, National, NOA and VGI; vice president and
                              treasurer of Contran,  Dixie Rice,  Southwest  and
                              Tremont  LLC;  vice  president,   chief  financial
                              officer and treasurer of Valhi; and vice president
                              of the Company.

Glenn R. Simmons              Vice  chairman  of  the  board   of Contran, Dixie
                              Holding,  Dixie Rice, National,  NOA, Tremont LLC,
                              Valhi and VGI;  chairman of the board of CompX and
                              Keystone; director and executive vice president of
                              Southwest;  and a director of Kronos Worldwide, NL
                              and the Company.

Harold C. Simmons             Chairman of the  board of Contran,  Dixie Holding,
                              Dixie  Rice,  the   Foundation,   National,   NOA,
                              Southwest, Tremont LLC, Valhi and VGI; chairman of
                              the board and chief  executive  officer  of NL and
                              Kronos  Worldwide;  and  trustee and member of the
                              trust investment committee of the CMRT.

         Name                          Present Principal Occupation
-------------------------     --------------------------------------------------
Richard A. Smith (5)          Vice president of Dixie Rice.

Gregory M. Swalwell           Vice president and controller   of  Contran, Dixie
                              Holding,  National,  NOA, Southwest,  Tremont LLC,
                              Valhi and VGI; vice  president,  finance and chief
                              financial  officer of Kronos Worldwide and NL; and
                              vice  president of Dixie Rice,  Southwest  and the
                              Company.

J. Walter Tucker, Jr. (6)     President,  treasurer  and a  director of Tucker &
                              Branham,  Inc., a mortgage banking,  insurance and
                              real estate company; vice chairman of the board of
                              Keystone; a director of Valhi; and a member of the
                              trust investment committee of the CMRT.

Steven L. Watson              Director and president of Contran,  Dixie Holding,
                              Dixie  Rice,  National,  NOA  and  VGI;  director,
                              president  and chief  executive  officer of Valhi;
                              president of Tremont LLC;  director and  executive
                              vice  president  of  Southwest;   director,   vice
                              president   and   secretary  of  the   Foundation;
                              president of Tremont LLC; and a director of CompX,
                              Keystone, Kronos Worldwide, NL and the Company.

----------

(1) The principal business address for Dr. Barry is Southern Methodist University, Perkins Administration Bldg. #224, Dallas, Texas 75275.

(2) The principal business address for Mr. Edelcup is 17395 North Bay Road, Suite 103, Sunny Isles Beach, Florida 33160.

(3) The principal business address for Mr. McCollam is 402 Canal Street, Houma, Louisiana 70360.

(4) The principal business address for Mr. McIlroy is 25 Highland Park Village, Suite 100-341, Dallas, Texas 75225.

(5) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(6) The principal business address for Mr. Tucker is 400 E. Central Boulevard, Orlando, Florida 32801.

                                   SCHEDULE C

     Schedule C is hereby amended and restated as follows:

     Based upon ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own shares ("Shares") of the common stock, par value $0.01 per share, of Titanium Metals Corporation, a Delaware corporation, as outlined below.

                                          Shares         Options
          Name                             Held           Held (1)      Total
---------------------------------        --------      -----------   -----------
Eugene K. Anderson                           -0-           -0-           -0-

Thomas E. Barry                              -0-           -0-           -0-

Norman S. Edelcup                            -0-           -0-           -0-

Lisa Simmons Epstein                         -0-           -0-           -0-

Robert D. Graham                             -0-           -0-           -0-

J. Mark Hollingsworth                        -0-           -0-           -0-

Keith A. Johnson                             200           -0-           200

William J. Lindquist                         -0-           -0-           -0-

A. Andrew R. Louis                           -0-           -0-           -0-

Kelly D. Luttmer                              10           -0-            10

Andrew McCollam, Jr.                         -0-           -0-           -0-

W. Hayden McIlroy (2)                         40           -0-            40

Harold M. Mire                               -0-           -0-           -0-

Bobby D. O'Brien                             -0-           -0-           -0-

Glenn R. Simmons                           1,300         1,000         2,300

Harold C. Simmons (3)                    214,240           -0-       214,240

Richard A. Smith                             -0-           -0-           -0-

Gregory M. Swalwell                          -0-           -0-           -0-

J. Walter Tucker, Jr.                        -0-           -0-           -0-

Steven L. Watson                           1,550         1,500         3,050

----------

(1) Represents Shares issuable pursuant to the exercise of stock options within 60 days of the date of this Statement.

(2) Comprises 40 Shares Mr. McIlroy has the right to receive upon conversion of 300 6 5/8% Convertible Preferred Securities, Beneficial Unsecured Convertible Securities of the TIMET Capital Trust 1 ("BUCS") that he holds directly. Mr. McIlroy purchased these BUCS on the open market on June 10, 2004 for $40.50 per BUC for an aggregate purchase price of $12,185.00 (which aggregate amount includes commissions and fees).

(3) Comprises Shares Harold C. Simmons' spouse is entitled to receive upon the conversion of 1,600,000 BUCS that she holds directly. Excludes other Shares of which Mr. Simmons may be deemed to possess indirect beneficial ownership as described in Item 5(a) of this Statement. Mr. Simmons disclaims beneficial ownership of all Shares.

                                  Exhibit Index
Exhibit 1      Agreement  and  Plan  of  Merger  dated  November  4,  2002 among
               Valhi, Inc., Valhi Acquisition Corp. and Tremont Corporation,  as
               amended   (incorporated   by  reference  to  Appendix  A  to  the
               Registration Statement on Form S-4 (Reg. No. 333-101244) filed by
               Valhi,  Inc.  with the  Securities  and  Exchange  Commission  on
               November 15, 2002).

Exhibit 2      Agreement and Plan of Merger dated as of  November 4, 2002  among
               Valhi,  Inc.,  Tremont Group, Inc. and Valhi Acquisition Corp. II
               (incorporated  by  reference  to  Exhibit  10.3 to the  Quarterly
               Report  on Form  10-Q  of  Valhi,  Inc.  for  the  quarter  ended
               September 30, 2002).

Exhibit 3 Schedule TO dated as of May 5, 2003 filed by Valhi, Inc. with the Securities and Exchange Commission (incorporated by reference to the Schedule TO dated as of May 5, 2003 filed by Valhi, Inc.
               with the Securities and Exchange Commission).

Exhibit 4      Amendment  No. 1 to Schedule TO dated as of May 16, 2003 filed by
               Valhi,   Inc.  with  the  Securities   and  Exchange   Commission
               (incorporated  by reference to Amendment No. 1 to the Schedule TO dated as of May 16, 2003 filed by Valhi, Inc. with the Securities and Exchange Commission).

Exhibit 5      Amendment  No. 2 to Schedule TO dated as of May 23, 2003 filed by
               Valhi,   Inc.  with  the  Securities   and  Exchange   Commission
               (incorporated  by reference to Amendment No. 2 to the Schedule TO dated as of May 23, 2003 filed by Valhi, Inc. with the Securities and Exchange Commission).

Exhibit 6      Amendment  No. 3 to Schedule TO dated as of June 3, 2003 filed by
               Valhi,   Inc.  with  the  Securities   and  Exchange   Commission
               (incorporated  by reference to Amendment No. 3 to the Schedule TO dated as of June 3, 2003 filed by Valhi, Inc. with the Securities and Exchange Commission).

Exhibit 7*     Power of  Attorney  dated  July 26, 2004 executed  by  Annette C.
               Simmons.

-----------
*  Filed herewith.